UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Filing of Preliminary Prospectus Supplement in Canada in Connection with a Proposed Offering of the Company's Convertible Unsecured Debentures

On December 13, 2016, Gazit-Globe Ltd. ("Gazit" or the "Company") reported that it has filed a preliminary prospectus supplement (the “Preliminary Prospectus Supplement“) with regulatory authorities in all provinces and territories of Canada, in connection with a proposed marketed public offering of up to C$90,000,000 of convertible unsecured subordinated debentures due July 31, 2022 (the “Debentures”) at a price of C$1,000 per Debenture, par value C$1000 (the “Offering”). The Debentures are to be offered in Canada on a marketed, underwritten basis by a syndicate of underwriters co-led by National Bank Financial Inc. and TD Securities Inc. (collectively the “Underwriters”). In addition, the Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional C$13,500,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering, to cover over-allotments. In the event the overallotment is exercised, the total Offering will not exceed C$103,500,000.

The Debentures represent unsecured obligations of Gazit and will be subordinated to all other indebtedness of the Company, whether present or future, other than indebtedness that is specified to rank pari passu to the Debentures. The Debentures will bear interest at a rate of 4.85% per annum, payable semi-annually in arrears on January 31 and July 31 of each year, commencing July 31, 2017. The Debentures will be convertible at any time at the option of the holders into ordinary shares of the Company (“Ordinary Shares”) at a conversion price (the “Conversion Price”) equal to a premium of approximately 40% to the last closing price of the Ordinary Shares on the Tel Aviv Stock Exchange, converted into Canadian dollars, on the date prior to the date of the Prospectus Supplement (as defined below) (which as of December 12, 2016 represented a Conversion Price of C$16.50 (NIS 48 per share)). The Debentures will mature on July 31, 2022.

The Debentures will not be redeemable prior to January 31, 2020. On and after January 31, 2020 and prior to January 31, 2021, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the volume-weighted average trading price of the Ordinary Shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the Conversion Price. On or after January 31, 2021, and prior to the maturity date, the Company may, at its option, redeem the Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. The Company may elect, at its option, subject to certain conditions, to pay all or a portion of the principal or interest due under the Debentures in cash or through the issuance of ordinary shares in accordance with the mechanism described in the Preliminary Prospectus Supplement.

The Debentures will only be listed on the Toronto Stock Exchange (TSX). The Ordinary Shares underlying the Debentures upon conversion, if any, will be listed for trade on the Toronto Stock Exchange, the Tel Aviv Stock Exchange, and the New York Stock Exchange.

The net proceeds of the Offering will be used to pay down the Company's existing revolving credit facilities and for general corporate purposes.

A final prospectus supplement qualifying the distribution of the Debentures is expected to be filed with the securities regulatory authorities in all of the provinces and territories of Canada on or about December 15, 2016 (the “Prospectus Supplement”). The Prospectus Supplement will contain further details relating to the Offering. The Offering is subject to customary regulatory and stock exchange approvals, with closing expected to occur on or about December 23, 2016.

The securities to be offered pursuant to the Offering have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act and applicable state securities laws. Such securities will be offered in the United States only to qualified institutional buyers under Rule 144A under such Act.

The Preliminary Prospectus Supplement has been filed and is accessible for review on www.sedar.com.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including any exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 13, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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